Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

AND

RE-DESIGNATION OF DIRECTOR AND APPOINTMENT OF PRESIDENT

Proposed Election and Appointment of Director

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that the Board has proposed to elect and appoint Mr. Li Fanrong (“Mr. Li”) as director of the Company, subject to the approval of the shareholders of the Company (the “Shareholder”).

The biographical details of Mr. Li are set out below:

Mr. Li Fanrong, aged 56, is a Director, President and Deputy Secretary of the Party committee of China National Petroleum Corporation (“CNPC”). He is a professor-level senior engineer with a master’s degree and has over 35 years of working experience in China’s oil and gas industry. He served as Vice President of CNOOC China Limited – Shenzhen Branch in January 2002 and General Manager of the Development & Production Department of CNOOC Limited (a company listed on The Stock Exchange of Hong Kong Limited with stock code: 883 and whose American depository receipts are listed on the New York Stock Exchange with code: CEO and the Toronto Stock Exchange with code: CNU) in November 2005. He worked as President and Secretary of the Party committee of CNOOC China Limited – Shenzhen Branch in February 2007. He held positions of Assistant President and a member of Management Committee in China National Offshore Oil Corporation (“CNOOC”) and President in CNOOC Energy Technology & Services Limited (a company listed on the Shanghai Stock Exchange with stock code: 600968) from January 2009. He served concurrently as Chairman of CNOOC Infrastructure Management Co., Ltd. in January 2010. He was appointed as Vice President and a member of the Party committee of CNOOC in April 2010. He served concurrently as President of CNOOC Limited and Chairman of CNOOC Southeast Asia Limited in September 2010, CEO and President of CNOOC Limited from November 2011, Chairman of Nexen Energy ULC in February 2013, and Chairman of CNOOC International Limited in May 2015. He worked as Deputy Director and a member of the Party committee of National Energy Administration from May 2016. Mr. Li has been serving as a Director, President and Deputy Secretary of the Party committee of CNPC since February 2020.

Save as disclosed above, as at the date of this announcement, Mr. Li (i) did not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Listing Rules”)) or controlling Shareholder (as defined in the Listing Rules) of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on Mr. Li that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Li’s appointment as director of the Company shall commence upon the approval by the Shareholders and will be three years. The directors’ emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the director’s duties, responsibilities and performance and the results of the Group.

The supplemental circular containing, among others, the proposed election and appointment of director of the Company will be dispatched to the Shareholders in due course.

Re-Designation of Director and Appointment of President

The Board hereby announces that in accordance with the articles of association of the Company, the Board has resolved to re-designate non-executive director of the Company, Mr. Duan Liangwei (“Mr. Duan”), to an executive director of the Company and to appoint Mr. Duan as the president of the Company.

The biographical details of Mr. Duan are set out below:

Duan Liangwei, aged 52, is a Director and President of the Company, and serves concurrently as a member of the Party committee, Vice President and Safety Director of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctor’s degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Duan worked as a member of the Party committee, Deputy General Manager and Safety Director of Jilin Petrochemical Branch from February 2006, and concurrently as Secretary of the Party committee and General Manager of Jilin Fuel Ethanol Co., Ltd. from March 2010. He served as General Manager and Deputy Secretary of the Party committee of Dagang Petrochemical Branch from September 2011. He served as General Manager and Deputy Secretary of the Party committee of Dalian Petrochemical Branch, Manager of Dalian Petrochemical Company, and the director of the Enterprise Coordination Committee of Dalian Area from July 2013. He served as Vice President of CNPC from March 2017, and concurrently as Safety Director of CNPC from April 2017. Mr. Duan was appointed as a Director of the Company from June 2017, and became a member of the Party committee of CNPC from September 2019.

Mr. Duan’s appointment will take effect from 9 March 2020. The remuneration receivable by Mr. Duan for serving as the president of the Company will be determined by the examination and remuneration committee of the Board as authorised by the Board.

Save as disclosed above, as at the date of this announcement, Mr. Duan (i) did not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Listing Rules) or controlling Shareholder (as defined in the Listing Rules) of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no other information on Mr. Duan that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

9 March 2020

As at the date of this announcement, the Board comprises Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.